Exhibit 99.7

CONSENT OF QUALIFIED PERSON

I, David Farrow, hereby consent to the public filing of the technical report titled "NI 43-101 Technical Report on Preliminary Feasibility Study of the Keno Hill Silver District Project, Yukon, Canada" and dated May 8, 2019, as amended February 13, 2020 (the “Technical Report”) by Alexco Resource Corp. (the "Company").

I also consent to any extracts from or a summary of the Technical Report in the news release of the Company dated February 18, 2020 (the "News Release"), titled “Alexco Divests Subsidiary Environmental Business AEG”.

I confirm that I have read the News Release and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated February 13, 2020

Original Signed “David Farrow”

David Farrow
P.Geo, PrSciNat, Fellow of the Geological Society of South Africa